SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )


                            Enterasys Networks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    293637104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                           Ronald E. Gutfleish
                           c/o Elm Ridge Management, LLC
                           747 Third Avenue, 33rd Floor
                           New York, NY 10017
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 13, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

CUSIP No.  293637104
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ronald E. Gutfleish
     C/o Elm Ridge Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     20,125,500

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     20,125,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,125,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.28%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.  293637104
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Elm Ridge Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     20,125,500

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     20,125,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,125,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.28%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.  293637104
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Elm Ridge Value Partners Offshore Fund, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     11,457,600

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     11,457,600

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,457,600

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.28%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.  293637104
           ---------------------

________________________________________________________________________________
Item 1.  Security and Issuer.

     The name of the issuer is the Enterasys Networks, Inc., a Massachusetts corporation (the "Issuer"). The address of the Issuer's offices is 50 Minuteman Road, Andover, Massachusetts 01810. This schedule relates to the Issuer's Common Stock, $.01 par value (the "Shares").

________________________________________________________________________________
Item 2.  Identity and Background.

     (a-c,f) This Schedule 13D is being filed by Elm Ridge Capital Management, LLC, a Delaware limited liability company (the "Investment Manager"), Elm Ridge Value Partners Offshore Fund, Inc., a Cayman Islands exempted company (the "Offshore Fund") and Ronald E. Gutfleish (each a "Reporting Person" and collectively the "Reporting Persons"). The principal business address of Mr. Gutfleish and the Investment Manager is located at 747 Third Avenue, 33rd Floor New York, NY 10017. The principal business address of the Offshore Fund is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, Harbour Centre, 2nd Floor, George Town, Grand Cayman, Cayman Islands. Elm Ridge Capital Management, LLC serves as investment manager for the Offshore Fund and as the management company for Elm Ridge Value Partners, L.P. and Elm Ridge Capital Partners, L.P. (collectively, the "Partnerships"). Each of the Partnerships is a Delaware limited partnership. Mr. Gutfleish also serves as the managing member of the Investment Manager and as the portfolio manager to the Partnerships and the Offshore Fund (collectively, the Partnerships and the Offshore Fund, are referred to as the "Clients").

     (d) Ronald E. Gutfleish is a United States citizen, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Mr. Gutfleish may be deemed to beneficially own 20,125,500 Shares.

     The funds for the purchase of such Shares came from the Client's working capital and/or affiliated funds. The total cost for such Shares is $37,076,298.

     As of the date hereof, Elm Ridge Capital Management, LLC may be deemed to beneficially own 20,125,500 Shares.

     The funds for the purchase of such Shares came from the Client's working capital and/or affiliated funds. The total cost for the Shares is $37,076,298.

     As of the date hereof, Elm Ridge Value Partners Offshore Fund, Inc. may be deemed to beneficially own 11,457,600 Shares.

     The funds for the purchase of such Shares came from the Reporting Person's working capital. The total cost for such Shares is $20,060,527.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes by the Reporting Persons on behalf of the Clients. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

     On October 27, 2004, an initial Schedule 13G was filed with respect to the Issuer on behalf of Ronald E. Gutfleish upon his acquisition (through the Investment Manager and/or the Clients) of the deemed benefical ownership of greater than five percent of the Issuer's Shares. The Reporting Persons are making this filing in order to make public their desire to influence the Issuer's board of directors to become more proactive in the management of the Issuer in order to maximize shareholder value.

     In an effort to protect the investments made on behalf of the Reporting Persons (including the Clients), as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     Although they have no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

     (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

     (2) an extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (10) any action similar to those enumerated above.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, Ronald Gutfleish may be deemed to be the beneficial owner of 20,125,500 Shares, or 9.28% of the Shares of the Issuer, based upon the 216,917,047 Shares outstanding as of March 9, 2005, according to the Issuer's most recent Form 10-K.

     Ronald E. Gutfleish shares the power to vote or direct the vote of 20,125,500 Shares to which this filing relates.

     Ronald E. Gutfleish has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Ronald E. Gutfleish shares the power to dispose or direct the disposition of the 20,125,500 Shares to which this filing relates.

     Ronald E. Gutfleish has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     Ronald E. Gutfleish specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The 20,125,500 Shares were acquired for investment purposes. Ronald E. Gutfleish and/or Ronald E. Gutfleish on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Ronald E. Gutfleish may engage in any or all of the items discussed in Item 4 above.

     Elm Ridge Capital Management, LLC has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Elm Ridge Capital Management, LLC shares the power to vote or direct the vote of the 20,125,500 Shares to which this filing relates.

     Elm Ridge Capital Management, LLC has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     Elm Ridge Capital Management, LLC shares the power to dispose or direct the disposition of the 20,125,500 Shares to which this filing relates.

     Elm Ridge Capital Management, LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The 20,125,500 Shares were acquired for investment purposes. Elm Ridge Capital Management, LLC and/or Elm Ridge Capital Management, LLC on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Elm Ridge Capital Management, LLC may engage in any or all of the items discussed in Item 4 above.

     Elm Ridge Value Partners Offshore Fund, Inc. shares the power to vote or direct the vote of the 11,457,600 Shares to which this filing relates.

     Elm Ridge Value Partners Offshore Fund, Inc. has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Elm Ridge Value Partners Offshore Fund, Inc. shares the power to dispose or direct the disposition of the 11,457,600 Shares to which this filing relates.

     Elm Ridge Value Partners Offshore Fund, Inc. has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     The 11,457,600 Shares were acquired for investment purposes. Elm Ridge Value Partners Offshore Fund, Inc. may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Elm Ridge Value Partners Offshore Fund, Inc. may engage in any or all of the items discussed in Item 4 above.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons on behalf of the Clients are set forth in Exhibit A and were all effected in broker transactions.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

     Exhibit A: Schedule of Transactions in the Shares of the Issuer

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             April 13, 2005
                               ----------------------------------------
                                                (Date)


                                 Ronald E. Gutfleish*

                                 BY:  /s/ Ronald E. Gutfleish
                               ----------------------------------------
                               Name:  Ronald E. Gutfleish
                               Title: Managing Member


                                 Elm Ridge Capital Management, LLC*

                                 BY: /s/ Ronald E. Gutfleish
                               ----------------------------------------
                               Name:  Ronald E. Gutfleish
                               Title: Managing Member

                                 Elm Ridge Value Partners Offshore Fund, Inc.

                                 BY: /s/ Ronald E. Gutfleish
                               ----------------------------------------
                               Name:  Ronald E. Gutfleish
                               Title: Portfolio Manager


* The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interests therein.




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A
                           Transactions in the Shares
                           --------------------------


Date of                Number of Shares             Cost of
Transaction            Purchased                    Shares

Elm Ridge Capital Partners, L.P. Main account:
2/16/05                    118,200                  $171,035
2/18/05                    215,600                  $338,384
2/22/05                     66,000                   $99,422
2/24/05                    367,300                  $556,055
3/1/05                     787,500                $1,197,000
3/1/05                      16,400                   $24,180
3/2/05                      78,700                  $122,119
3/3/05                     393,500                  $578,445
3/14/05                    238,500                  $333,828

Elm Ridge Offshore Fund, Inc. Main account:
2/16/05                    170,700                  $247,003
2/18/05                    311,900                  $489,527
2/22/05                     95,700                  $144,162
2/24/05                    531,200                  $804,184
3/1/05                   1,138,200                $1,730,064
3/1/05                      23,900                   $35,238
3/2/05                     113,900                  $176,739
3/3/05                     569,400                  $837,018
3/14/05                    345,000                  $482,896

Elm Ridge Value Partners, L.P. Main Account:
2/16/05                     11,100                   $16,062
2/18/05                     20,300                   $31,861
2/22/05                      6,300                    $9,490
2/24/05                     34,700                   $52,532
3/1/05                      74,300                  $112,936
3/1/05                       1,500                    $2,212
3/2/05                       7,400                   $11,483
3/3/05                      37,100                   $54,537
3/14/05                     22,500                   $31,493


03563.0004 #562422